# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hingham Institution for Savings, CIK 0002044671
CUSIP: 433323102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 55 Main St, Hingham, Massachusetts (MA), 02043
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001962221

## Reporting persons
- Doma Perpetual Capital Management LLC: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 117,354; shared voting power 0; sole dispositive power 117,354; shared dispositive power 0; aggregate amount beneficially owned 117,354 (5.38% of the class)

## Item 1. Issuer
Name of issuer: Hingham Institution for Savings
Address of issuer's principal executive offices: 55 Main Street, Hingham, MA 02043

## Item 2. Person Filing
Name of person filing: DOMA Perpetual LO Equity Master Fund LP
Address of principal business office or, if none, residence: 3350 Virginia Street, Suite 530, Miami, FL 33133
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 117354.00
Percent of class: 5.38%
Sole power to vote or to direct the vote: 117354.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 117354.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Doma Perpetual Capital Management LLC: Pedro Escudero, CEO/CIO (01/08/2026)